06007143

BB 3/31 *

UNITED STATES
'IES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED MAR 2 9 2006

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-66493

AB 4/6

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/22/04 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lightspeed Trading, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Harrison Street, Suite 215
(No. and Street)

Hoboken (City) New Jersey (State) 07030 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew C. Marra (201) 345-2225
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) Miami (City) Florida (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED
JUN 2 0 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

6/19/06

OATH OR AFFIRMATION

I, Matthew C. Marra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lightspeed Trading, LLC, as of December 31 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

(Signature)

CFO

(Title)

(Notary Public)

JOHN R. MACKENZIE
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 9/14/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
NOTES TO STATEMENT OF FINANCIAL CONDITION	3 - 6

Financial
Services
Group

INDEPENDENT AUDITORS' REPORT

To the Members
Lightspeed Trading, LLC
Ridgewood, New Jersey

We have audited the accompanying statement of financial condition of Lightspeed Trading, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Lightspeed Trading, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co

Miami, Florida
February 25, 2006

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

LIGHTSPEED TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CASH	$	32,519
DEPOSITS AT CLEARING BROKERS (NOTE 8)		35,307
DUE FROM RELATED FCM (NOTE 6)		376
PROPERTY AND EQUIPMENT, NET (NOTE 3)		2,780
SECURITY DEPOSIT		7,619
	$	78,601

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	14,305
LEASE COMMITMENT (NOTE 4)		
MEMBERS' EQUITY		64,296
	$	78,601

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Lightspeed Trading, LLC, (the Company) a registered broker-dealer, was organized on March 25, 2003 as a limited liability company under the laws of the State of Delaware. The Company's membership in the National Association of Securities Dealers, Inc. became effective on October 22, 2004 (date of registration). The Company also became a member of the National Futures Association ("NFA"), effective May 24, 2005. The Company acts in an agency capacity buying and selling securities for its customers located within the United States and charging a commission. The Company is also an introducing broker buying and selling future contracts or commodities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash Concentration

The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts.

Depreciation

Depreciation of property and equipment is computed using the straight-line method based upon an estimated useful life of 7 years.

Income Taxes

The Company is not subject to income taxes as its income or loss is includible in the tax returns of its members.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

NOTE 2. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds provided by its members. The Company's ability to continue to meet regulatory net capital requirements is dependent upon continued funding from its members. The members have committed to fund working capital needs in order to meet regulatory net capital requirements through December 31, 2006.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and fixtures	$	2,994
Less accumulated depreciation	(	214)
	$	2,780

NOTE 4. LEASE COMMITMENT

The Company is obligated under a non-cancelable operating lease for its office facility in Hoboken, New Jersey, expiring in 2008. The approximate minimum annual lease commitment on the lease for the years subsequent to December 31, 2005 are as follows:

2006	$	29,000
2007		30,000
2008		31,000
	$	90,000

NOTE 5. RECEIVABLE FROM BROKER AND PAYABLE TO BROKER

Receivable from or payable to broker, when applicable, represents amounts due from or due to the Company's clearing broker. Amounts receivable from broker represent cash balances owed to the Company for unsettled transactions. Amounts payable to broker represent cash balances owed by the Company for unsettled transactions.

NOTE 6. RELATED PARTY TRANSACTIONS

The President of the Company as well as some of the other members are also members in a Futures Commissions Merchant ("FCM"). The FCM executes over-the-counter foreign currency contracts for customers introduced by the Company. The Company has a receivable from this related FCM at December 31, 2005 amounting to $376.

NOTE 7. NET CAPITAL REQUIREMENTS

As a registered broker-dealer and introducing broker, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission ("SEC") and the Commodities Futures Trading Commission ("CFTC"), which requires that "Net Capital", as defined, shall be at least the greater of the SEC's or CFTC's requirement, which is $30,000. At December 31, 2005, the Company's "Net Capital" was $43,521 which exceeded the requirements by $13,521. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.33 to 1 at December 31, 2005.

NOTE 8. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm whose principal office is in Nebraska. At December 31, 2005, $25,307 of the deposits at clearing broker is held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and the securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event, the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill customers' obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.